UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

CELERA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number)

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940
Telephone:  (973) 520-2700

With a copy to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No. 15100E106	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Quest Diagnostics Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”).  Celera’s principal executive offices are located at 1401 Harbor Bay Parkway, Alameda, California 94502.

ITEM 2.	Identity and Background

The person filing this Schedule 13D is Quest Diagnostics Incorporated, a Delaware corporation (“Parent”).

Parent is a leading provider of diagnostic testing, information and services.  The principal executive offices of Parent are located at 3 Giralda Farms, Madison, New Jersey 07940.  The telephone number of Parent at such principal executive offices is (973) 520-2700.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each director and executive officer of Parent are set forth in Schedule I hereto and are incorporated herein by reference.

During the last five years, neither Parent, nor, to the best of Parent’s knowledge, any person named in Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

Parent, Spark Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and Celera entered into an Agreement and Plan of Merger, dated as of March 17, 2011, as amended (the “Merger Agreement”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on March 28, 2011, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $8.00 per share in cash, without interest and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (which, together with any amendments and supplements thereto, collectively constituted the “Offer to Purchase”) and in the related letter of transmittal.  Following the consummation of the Offer, the contribution of Shares by Parent to the Purchaser (discussed below), and the Purchaser’s exercise of the Top Up Option (defined below) provided for in the Merger Agreement, the Purchaser merged with and into Celera (the “Merger”) with Celera continuing as the surviving corporation (the “Surviving Corporation”) and a direct, wholly owned subsidiary of Parent.

The initial offering period of the Offer expired at 5:00 p.m., New York City time, on May 3, 2011.  Computershare Inc., the depositary for the Offer (the “Depositary”), advised Parent that 45,962,366 Shares were validly tendered and not withdrawn prior to the expiration of the initial offering period, representing approximately 55.9% of the outstanding Shares or 52.4% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).  The Depositary also informed Parent that it had received commitments to tender approximately 5,208,360 additional Shares under the guaranteed delivery procedures of the Offer.  On May 3, 2011, the Purchaser accepted for payment all Shares that were validly tendered in the initial offering period of the Offer and not withdrawn and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law.

The Purchaser commenced a subsequent offering period for all remaining Shares on May 4, 2011, to permit stockholders who did not tender their Shares in the initial offering period the opportunity to do so.  The subsequent offering period expired at 5:00 p.m., New York City time, on May 10, 2011.  The Depositary advised Parent that 2,372,448 Shares were validly tendered in the subsequent offering period.  After expiration of the subsequent offering period, the Purchaser owned approximately 53,215,043 Shares, representing approximately 64.0% of the Shares and 61.0% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Page 3 of 9 Pages

On May 12, 2011, Parent purchased 100,000 additional Shares for an average price of $8.0568 per Share, after which Parent and the Purchaser owned an aggregate of approximately 53,643,121 Shares, representing approximately 64.52% of the outstanding Shares and 61.50% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).  Parent subsequently contributed the 100,000 Shares acquired on May 12, 2011, to the capital of the Purchaser.

 The Purchaser paid an aggregate of $425,720,344 for the Shares acquired pursuant to the Offer, which the Purchaser obtained through a capital contribution from Parent, and Parent paid an aggregate of $805,680 for the Shares purchased on May 12, 2011.  Parent obtained such funds from its cash on hand and borrowings under the Fourth Amended and Restated Credit and Security Agreement, dated June 11, 2008, as amended on December 12, 2008, December 11, 2009 and December 10, 2010, among Parent and a wholly owned subsidiary and various lenders (the “Credit and Security Agreement”), the proceeds of which may be used for general corporate purposes.

Pursuant to the Merger Agreement, Celera agreed to grant the Purchaser an irrevocable option (the “Top Up Option”) to purchase at a price per Share equal to the price per Share paid in the Offer up to that number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and the Purchaser following the consummation of the Offer, would constitute one share more than 90% of the Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement).

On May 17, 2011, pursuant to the Merger Agreement, the Purchaser exercised the Top Up Option and purchased 212,767,129 Shares from Celera.   Following receipt of such Shares, the Purchaser owned approximately 266,410,250 Shares, representing more than 90% of the outstanding Shares.  Parent, on behalf of the Purchaser, paid the purchase price for such Shares by paying $2,127,671.29 in cash to Celera (which Parent obtained from its cash on hand), and issuing a promissory note to Celera in the amount of $1,700,009,360.71.

Pursuant to the Merger Agreement and following the Purchaser’s exercise of the Top Up Option, also on May 17, 2011, the Purchaser merged with and into Celera in a “short-form” Merger in accordance with Section 253 of the General Corporation Law of the State of Delaware.  In the Merger, each Share (other than Shares held in the treasury of Celera or Shares held by Parent, the Purchaser, or any of their respective subsidiaries and Shares held by stockholders, if any, that properly exercise their appraisal rights under applicable Delaware law) was cancelled and converted into the right to receive $8.00 per Share, net to the holder in cash, without interest and subject to any required withholding of taxes.  Unless otherwise required by law, the Purchaser will pay up to an aggregate of $235,971,072 for Shares acquired pursuant to the Merger, which the Purchaser will obtain through a capital contribution from Parent.  Parent will obtain the funds for its capital contribution to the Purchaser from its cash on hand and borrowings under (i) the Credit and Security Agreement and (ii) the Credit Agreement, dated May 31, 2007, among Parent and its affiliates and various lenders (the “Revolving Facility”), the proceeds of which may be used for general corporate purposes.

As a result of the Merger, each of the 1,000 shares of common stock, par value $0.01 per share, of the Purchaser issued and outstanding immediately prior to the effective time of the Merger was converted into and became one newly and validly issued, fully paid and nonassessable share of Celera (the surviving corporation).

As a result of the Merger, Celera became a wholly owned subsidiary of Parent, the Shares are no longer quoted on the NASDAQ Global Select Market and the registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

The Merger Agreement, the Credit and Security Agreement, the Revolving Facility and the Offer to Purchase are attached as Exhibits 1-7 hereto and are incorporated herein by reference.

Page 4 of 9 Pages

ITEM 4.	Purpose of Transaction

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.  The purpose of the Offer and the Merger was for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, Celera.

Following consummation of the Offer, pursuant to the terms of the Merger Agreement, Parent designated four persons to serve on Celera’s Board of Directors.  Pursuant to the Merger Agreement, from and after the effective time of the Merger, the directors of the Purchaser immediately prior to the effective time of the Merger are the initial directors of the Surviving Corporation, each to hold office in accordance with the terms of the certificate of incorporation and the bylaws of the Surviving Corporation.  At the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation were amended so as to read in their entirety in the forms set forth as Exhibit A and Exhibit B, respectively, to the Merger Agreement.

As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Celera will be continued substantially as they are being conducted.  Parent will continue to evaluate Celera’s business, operations, capitalization or management with a view to combining the existing and future service offerings of Celera and Parent and optimizing development of Celera’s potential in conjunction with Parent’s other business.

All information contained in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Celera; Recent Developments Relating to Celera” and “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.  Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described above, Parent does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference.  As of the effective time of the Merger on May 17, 2011, Parent is the direct owner of, and has sole voting and dispositive power with respect to, 1,000 shares of the Surviving Corporation, representing 100% of the outstanding shares of the Surviving Corporation.

(c) The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.  All information contained in the section of the Offer to Purchase entitled “Certain Information Concerning Quest Diagnostics and the Purchaser,” and “Background of the Offer; Past Contacts or Negotiations with Celera” is incorporated herein by reference.  Except as disclosed in this Schedule 13D, to the knowledge of Parent, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Parent and any third person with respect to the Shares.

Page 5 of 9 Pages

ITEM 7.	Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit	Description
1.
Agreement and Plan of Merger, dated as of March 17, 2011, among Quest Diagnostics Incorporated, Spark Acquisition Corporation and Celera Corporation, incorporated herein by reference to Exhibit (d)(1) of the Schedule TO filed by Quest Diagnostics Incorporated and Spark Acquisition Corporation on March 28, 2011, as amended.

2.
Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, by and among Quest Diagnostics Incorporated, Quest Diagnostics Receivables Inc. and the various lenders thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s quarterly report for the quarter ended March 31, 2010 on Form 10-Q, filed on April 26, 2010.

3.	Amendment No. 1 to the Credit and Security Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2008 annual report on Form 10-K, filed on February 17, 2009.
4.	Amendment No. 2 to the Credit and Security Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2009 annual report on Form 10-K, filed on February 17, 2010.
5.	Amendment No. 3 to the Credit and Security Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2010 annual report on Form 10-K, filed on February 16, 2011.
6.
Credit Agreement, dated as of May 31, 2007, by and among Quest Diagnostics Incorporated, certain subsidiary guarantors and the various lenders party thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s current report on Form 8-K, filed on June 6, 2007.

7.
Offer to Purchase, dated March 28, 2011, incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Quest Diagnostics Incorporated and Spark Acquisition Corporation on March 28, 2011, as amended.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2011

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ William J. O’Shaughnessy, Jr.
Name:	William J. O’Shaughnessy, Jr.
Title:	Assistant General Counsel and Secretary

Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit	Description
1.
Agreement and Plan of Merger, dated as of March 17, 2011, among Quest Diagnostics Incorporated, Spark Acquisition Corporation and Celera Corporation, incorporated herein by reference to Exhibit (d)(1) of the Schedule TO filed by Quest Diagnostics Incorporated and Spark Acquisition Corporation on March 28, 2011, as amended.

2.
Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, by and among Quest Diagnostics Incorporated, Quest Diagnostics Receivables Inc. and the various lenders thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s quarterly report for the quarter ended March 31, 2010 on Form 10-Q, filed on April 26, 2010.

3.	Amendment No. 1 to the Credit and Security Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2008 annual report on Form 10-K, filed on February 17, 2009.
4.	Amendment No. 2 to the Credit and Security Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2009 annual report on Form 10-K, filed on February 17, 2010.
5.	Amendment No. 3 to the Credit and Security Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2010 annual report on Form 10-K, filed on February 16, 2011.
6.
Credit Agreement, dated as of May 31, 2007, by and among Quest Diagnostics Incorporated, certain subsidiary guarantors and the various lenders party thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s current report on Form 8-K, filed on June 6, 2007.

7.
Offer to Purchase, dated March 28, 2011, incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Quest Diagnostics Incorporated and Spark Acquisition Corporation on March 28, 2011, as amended.

Page 8 of 9 Pages

SCHEDULE I
INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
QUEST DIAGNOSTICS INCORPORATED

The following table sets forth the name, business address and present principal occupation or employment of each of the members of the board of directors and each executive officer of Quest Diagnostics Incorporated.  Each person identified below is a citizen of the United States of America.  Unless otherwise noted, the current business address of each person identified below is 3 Giralda Farms, Madison, New Jersey 07940.

Name and Address (If Applicable)	Office	Present Principal Occupation or Employment
John C. Baldwin, M.D. Texas Tech University Health Sciences Center 3601 4th Street, Stop 6258 Lubbock, TX 79430-6258	Director	Senior Advisor for Health Affairs and tenured professor, Texas Tech University System.
Jenne K. Britell, Ph.D. Brock Capital Group LLC 622 Third Avenue, 12th Floor New York, NY 10017	Director	Senior Managing Director, Brock Capital Group LLC.
William F. Buehler	Director	Retired.
Jon Cohen, M.D.	Senior Vice President, Hospital Services, and Chief Medical Officer	Senior Vice President, Hospital Services, and Chief Medical Officer, Quest Diagnostics Incorporated.
Catherine T. Doherty	Senior Vice President, Physician Services Business	Senior Vice President, Physician Services Business, Quest Diagnostics Incorporated.
Robert A. Hagemann	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer, Quest Diagnostics Incorporated.
Rosanne Haggerty Common Ground Community H.D.F.C. Inc. 14 East 28th Street, PH New York, NY 10016	Director	Founder and President, Common Ground Community.
Joan E. Miller, Ph.D.	Senior Vice President, Oncology and Neurology Services	Senior Vice President, Oncology and Neurology Services, Quest Diagnostics Incorporated.
Gary M. Pfeiffer	Director	Retired.
Michael E. Prevoznik	Senior Vice President and General Counsel	Senior Vice President and General Counsel, Quest Diagnostics Incorporated.
Surya N. Mohapatra, Ph.D.	Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer, Quest Diagnostics Incorporated.
Wayne R. Simmons	Vice President, Operations	Vice President, Operations, Quest Diagnostics Incorporated.
Daniel C. Stanzione, Ph.D.	Director	Independent consultant.
Gail R. Wilensky, Ph.D. Project HOPE 7500 Old Georgetown Road, Ste 600 Bethesda, MD 20814	Director	Senior Fellow, Project HOPE.
John B. Ziegler	Director	Retired